UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

Commission File Number:  001-09274
                        -----------

                          CARMEL CONTAINER SYSTEMS LTD.
          ------------------------------------------------------------
                 (Translation of registrant's name into English)


      2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA, ISRAEL 38900
    ------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|       Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:


Exhibit             Description
-------             -----------

  99                Press Release

                                                                    Exhibit 99


                          CARMEL CONTAINER SYSTEMS LTD.

              INTENTION TO DE-LIST FROM THE AMERICAN STOCK EXCHANGE

      On November 7, 2004, Carmel Container Systems Ltd (the "Company") announced that the Board of Directors of the Company voted to authorize and direct the Company's officers to proceed to de-register the Company's ordinary shares under the Securities Exchange Act of 1934 and to de-list such shares from trading on the American Stock Exchange.

      Accordingly, trading of the Company's ordinary shares on the American Stock Exchange will be suspended following the market close on November 30, 2004.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CARMEL CONTAINER SYSTEMS LTD.

Date  November 24, 2004                  By /s/ Nestor Szwarcberg
      -----------------                     --------------------------------
                                            Name: Nestor Szwarcberg
                                            Title: Chief Financial Officer